UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

RedEnvelope, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

75733R 60 1

(CUSIP Number)

Scott Galloway

42 W. 15th Street, #2

New York, NY 10011

(917) 567-2841

With a copy to:

Stuart G. Stein, Esq.

Hogan & Hartson L.L.P.

555 13th Street, N.W.

Washington, D.C. 22201

(202) 637-8575

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75733R 60 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Scott Galloway

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,540,290

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,396,790

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,290

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.1(1)

14.	Type of Reporting Person (See Instructions) IN

(1)  Based upon 9,016,025 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended October 2, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) R. Ian Chaplin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 408,701(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 408,701(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 408,701(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.5(2)

14.	Type of Reporting Person (See Instructions) IN

(1)  These shares are held jointly by Mr. Chaplin and his spouse.

(2)  Based upon 9,016,025 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended October 2, 2005

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael L. Meyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 65,066

	8.	Shared Voting Power 9,103(1)

	9.	Sole Dispositive Power 65,066

	10.	Shared Dispositive Power 9,103(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,169(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.8(2)

14.	Type of Reporting Person (See Instructions) IN

(1)  Includes 9,103 shares held of record by Mr. Meyer’s spouse.

(2)  Based upon 9,016,025 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended October 2, 2005

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Firebrand Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,164,912

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,164,912

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,164,912

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9(1)

14.	Type of Reporting Person (See Instructions) OO

(1)  Based upon 9,016,025 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended October 2, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Glenn J. Krevlin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,164,912

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,164,912

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,164,912

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9(1)

14.	Type of Reporting Person (See Instructions) IN, HC

(1)  Based upon 9,016,025 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended October 2, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Glenhill Advisors, LLC 13-4153005

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,164,912

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,164,912

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,164,912

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9(1)

14.	Type of Reporting Person (See Instructions) HC

(1)  Based upon 9,016,025 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended October 2, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Glenhill Capital Management, LLC 13-4146739

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,164,912 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,164,912 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,164,912 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9(2)

14.	Type of Reporting Person (See Instructions) HC

(1)  Glenhill Capital Management LLC, is the general partner of one of the Class A members of Firebrand, LLC.  The shares reported consist of the shares held by Firebrand Partners, LLC.

(2)  Based upon 9,016,025 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended October 2, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Glenhill Capital LP 13-4149785

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,164,912 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,164,912 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,164,912 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9(2)

14.	Type of Reporting Person (See Instructions) PN

(1)  Glenhill Capital LP is a Class A member of Firebrand Partners, LLC.  The shares reported consist of the shares held by Firebrand Partners, LLC.

(2)  Based upon 9,016,025 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended October 2, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Glenhill Capital Overseas GP, Ltd. 98-0426124

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,164,912 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,164,912 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,164,912 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9(2)

14.	Type of Reporting Person (See Instructions) CO

(1)  Glenhill Capital Overseas GP, Ltd. is the general partner of one of the Class A members of Firebrand Partners, LLC.  The shares reported consist of the shares held by Firebrand Partners, LLC.

(2)  Based upon 9,016,025 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended October 2, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Glenhill Capital Overseas Master Fund, L.P. 98-0426132

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,164,912 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,164,912 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,164,912 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9(2)

14.	Type of Reporting Person (See Instructions) PN

(1)  Glenhill Capital Overseas Master Fund, L.P. is a Class A member of Firebrand Partners, LLC.  The shares reported consist of the shares held by Firebrand Partners, LLC.

(2)  Based upon 9,016,025 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended October 2, 2005.

This Amendment No. 12 amends (a) the Schedule 13D filed on June 30, 2004 (the “Initial Schedule 13D”) by Scott Galloway, R. Ian Chaplin, Martin McClanan and Michael L. Meyer (the “Original Reporting Persons”) relating to the common stock, par value $0.01 per share (“Common Stock”) of RedEnvelope, Inc. (the “Issuer”), (b) Amendment No. 1 to the Initial Schedule 13D, filed on July 12, 2004, (c) Amendment No. 2 to the Initial Schedule 13D, filed on July 16, 2004, (d) Amendment No. 3 to the Initial Schedule 13D, filed on May 12, 2005, (e) Amendment No. 4 to the Initial Schedule 13D, filed on May 31, 2005, (f) Amendment No. 5 to the Initial Schedule 13D, filed on June 14, 2005, (g) Amendment No. 6 to the Initial Schedule 13D, filed on June 17, 2005, (h) Amendment No. 7 to the Initial Schedule 13D, filed on July 13, 2005, (i) Amendment No. 8 to the Initial Schedule 13D filed on August 26, 2005, (j) Amendment No. 9 to the Initial Schedule 13D filed on September 15, 2005, (k) Amendment No. 10 to the Initial Schedule 13D filed on November 1, 2005, and (l) Amendment No. 11 to the Initial Schedule 13D filed on January 12, 2006.  References to this “Schedule 13D” are to the Initial Schedule 13D as amended by the aforementioned amendments, including this Amendment No. 12 to the Initial Schedule 13D.

Amendment No. 4 to the Initial Schedule 13D added Firebrand Partners, LLC, a Delaware limited liability company (“Firebrand”) and its affiliates as additional reporting persons.  Capitalized terms used in this Amendment No. 12 without definition have the meanings given to them in the Initial Schedule 13D.

On January 24, 2006, Scott Galloway became a member of Anchorage Capital Holdings III, L.L.C. (“Anchorage”), a Delaware limited liability company, formed for the purpose of holding, owning, acquiring, disposing and voting in shares of the Common Stock of the Issuer.  Anchorage Capital Master Offshore, Ltd. (“ACMO”) is the other member of Anchorage and Anthony Davis is the Manager of Anchorage.  Mr. Davis, as Manager of Anchorage, has sole dispositive power over the shares of the Issuer owned by Anchorage.  Mr. Galloway has the right to vote the shares of Issuer that are owned by Anchorage subject to ACMO’s prior consent with respect to matters that would violate, conflict or be inconsistent with (i) applicable law or regulation, (ii) any of the constituent documents of ACMO or any of its affiliates, or (iii) the fiduciary duties and obligations of ACMO and its affiliates to their respective investors.  Anchorage, ACMO and its affiliates will file a separate Schedule 13D to report their beneficial ownership of shares of the Issuer.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of this Schedule 13D is supplemented as follows:

Mr. Galloway and ACMO formed Anchorage for the purpose of holding, owning, acquiring, disposing and voting in shares of Common Stock of the Issuer.  Mr. Galloway contributed personal funds to Anchorage, and ACMO contributed shares of Common Stock to Anchorage funded from ACMO’s investors’ contributed capital.  Anchorage may acquire additional shares of Common Stock and will fund any such purchases with ACMO funds contributed by its investors.  Anchorage did not purchase any of the Common Stock with borrowed funds.

Item 4.	Purpose of Transaction
Item 4 is supplemented as follows:

During the period commencing on January 11, 2006, and through January 26, 2006, ACMO purchased an aggregate of 143,500 shares of Common Stock, which shares have been contributed to Anchorage effective as of January 26, 2006, for purposes of holding, owning, acquiring, disposing and voting in shares of Common Stock of the Issuer.

Item 5.	Interest in Securities of the Issuer
The information required to be disclosed pursuant to paragraphs (a) and (b) of this Item 5 are incorporated by reference to the cover pages of this Schedule 13D.

(c)           Since the filing of Amendment No. 11 to the Initial Schedule 13D, ACMO purchased and contributed to Anchorage:   (i) 1,500 shares of Common Stock at $9.32 per share on January 11, 2006, (ii) 30,000 shares of Common Stock at $10.05 per share on January 12, 2006, (iii) 100,000 shares of Common Stock at $9.81 per share on January 25, 2006, and (iv) 12,000 shares of Common Stock at $9.79 per share on January 26, 2006.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of this Schedule 13D is supplemented as follows:

Mr. Galloway and ACMO, as the members of Anchorage, are parties to the Limited Liability Company Agreement of Anchorage.  Anchorage was formed for the purpose of holding, owning, acquiring, disposing and voting in shares of Common Stock of the Issuer.

Item 7.	Material to Be Filed as Exhibits
The following additional exhibit is filed herewith:
1. Limited Liability Company Agreement of Anchorage Capital Holdings III, L.L.C.

SIGNATURES AND POWER OF ATTORNEY

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

Date: January 27, 2006

/s/ Scott Galloway
Scott Galloway

/s/ R. Ian Chaplin*
R. Ian Chaplin

/s/ Michael L. Meyer*
Michael L. Meyer

Firebrand Partners, LLC

/s/ Scott Galloway
Scott Galloway, Manager

/s/ Glenn J. Krevlin
Glenn J. Krevlin

Glenhill Advisors, LLC

/s/ Glenn J. Krevlin
Glenn J. Krevlin, Managing Member

Glenhill Capital Management, LLC

/s/ Glenn J. Krevlin
Glenn J. Krevlin, Managing Member

Glenhill Capital LP
By:	Glenhill Capital Management, LLC, its General Partner
By:	Glenhill Advisors, LLC, its Managing Member

/s/ Glenn J. Krevlin
Glenn J. Krevlin, Managing Member

Glenhill Capital Overseas GP, Ltd.

/s/ Glenn J. Krevlin
Glenn J. Krevlin, Director

Glenhill Overseas Master Fund, L.P.
By:	Glenhill Capital Overseas GP, Ltd., its General Partner

/s/ Glenn J. Krevlin
Glenn J. Krevlin, Director

* By power of attorney included in Amendment No. 2 to the Initial Schedule 13D, filed with the Securities and Exchange Commission on July 16, 2004.

/s/ Scott Galloway
Scott Galloway
Attorney-in-Fact